Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

July 15, 2022

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (the “Registrant”)
	File No.:	811-08090
	Series:	Lincoln iShares® Fixed Income Allocation Fund, Lincoln iShares® Global Growth Allocation Fund, or Lincoln iShares® U.S. Moderate Allocation Fund (the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on July 14, 2022, to the Registrant’s preliminary proxy statement filing on June 29, 2022, pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”).

The following are your comments and the Registrant’s responses.

1)

Confirm that the Registrant intends to comply with the following line of no action letters: Northwestern National Life Ins. Co. (pub. avail. April 10, 1995); Bankers Security Life Ins. Society (pub. avail. July 11, 1991); and Northwestern National Life Ins. Co. (pub. avail. April 27, 1990).

A.	Confirmed.

2)	Confirm that the Standard Class is the cheapest class of the Default Investment Option available in the Lincoln Core Income Variable Annuity.

A.	Confirmed.

3)	Confirm that the Funds will stay current on all securities filing obligations until the Liquidation Date.

A.	Confirmed.

4)	Confirm that the Funds will mark their series and class IDs as inactive as of the final NPX or N-CEN filing.

A.	Confirmed.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

5)	Confirm that the Funds will use all reasonable efforts to contact all beneficial owners.

A.	Confirmed.

6)	Confirm that the Funds will decide on the collectability of all receivables and include in its liquidation costs any receivables that it believes may not be collected.

A.	Confirmed.

7)	Disclose an estimate of liquidation costs.

A.	The requested revision has been made.

8)	Confirm that Codification topic 450 and FAS 5 will be followed in accounting for the liquidation.

A.	Confirmed.

9)	Explain the alternative courses of action if contractholders do not approve the proposed liquidations.

A.	The section entitled “Share Ownership” has been updated as follows:

Lincoln Life and Lincoln New York intend to vote these shares “FOR” the proposed Plan of Liquidation which has been approved by the Trust’s Board, including a majority of the Independent Trustees. It is therefore expected that the proposed Plan of Liquidation will be approved.

10)	Provide a narrative summary of the comparison of risks in the preamble to the table comparing Principal Risks.

A.	The following text has been added:

The Liquidating Funds each carry risks related to the equity markets, including risks relating to foreign investments, funds of funds, exchange traded funds, and mortgage-backed securities, while the Default Investment Option does not. The Liquidating Funds also carry risks associated with the use of derivatives and below investment grade bonds which the Default Investment Option does not.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Vice President & Assistant General Counsel – Funds Management

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Cherie Wolfskill

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